March 5, 2007

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Response to Review Letter Dated February 22, 2007
For Kimball International, Inc.
Form 10-K for the fiscal year ended June 30, 2006
Filed August 23, 2006
File # 0-3279

Dear Mr. Cash:

We have received your letter dated February 22, 2007 regarding the SEC's review of Kimball International's Form 10-K for the fiscal year ended June 30, 2006. We have repeated your comments and inserted our responses to your inquiries below.

Note 1 Summary of Significant Accounting Policies

General
1.    With a view towards future disclosure, please tell us what items are included in your non-operating income and expense.

Kimball's Response: The majority of our non-operating income includes the impact from the fluctuation of foreign currency exchange rates and gains or losses associated with derivatives; gains or losses associated with fair value adjustments on our Supplemental Employee Retirement Plan (SERP) investments; recycle income; rent income primarily on leases related to land usage; royalty income; income received for miscellaneous lawsuit settlements; income from the sale of timber and other miscellaneous nonrecurring non-operating income items that are not individually significant. In addition, in fiscal year 2006 and fiscal year 2004, we recorded non-operating income related to funds received as part of a Polish government indirect offset credit program related specifically to investments we made in our Poland operation. The program is of limited duration and the credits are determined independently each year by the Polish government based upon the specific regulations in force at that time and the government's interpretation thereof. The majority of our non-operating expense includes bank charges, net expense related to forest land and other miscellaneous nonrecurring non-operating income/expense items that are not individually significant. See the table below for a breakdown by item for fiscal years 2006, 2005 and 2004.

Non Operating Income	FY'06	FY'05	FY'04
(000's)
Foreign Currency/Derivative Gain	775	2,255	362
SERP Gain	381	0	0
Recycle Income	701	807	242
Poland Offset Credit	2,155	0	1,700
Rent Income	846	778	1,913
Royalty Income	320	654	137
Income from Miscellaneous Lawsuits	178	193	682
Income from sale of Timber	307	276	299
Other Miscellaneous Income	1,892	2,676	2,831

Total Non Operating Income	$7,555	$7,639	$8,166

Non Operating Expense	FY'06	FY'05	FY'04
(000's)
Bank Charges	(561)	(420)	(402)
Net Expense - Land/Timber	(244)	(486)	(712)
Other Miscellaneous Expense	(298)	(670)	(495)

Total Non Operating Expense	($1,103)	($1,576)	($1,609)

We currently disclose material year-over-year changes in the various items recorded in non-operating income/expense in our MD&A when appropriate. We will continue to highlight significant year-over-year variances by income/expense type in the MD&A in our future filings.

Additionally, in future filings, beginning with our Form 10-K for the fiscal year ending June 30, 2007, we will add a disclosure similar to the following in our Note 1 Summary of Significant Accounting Policies: "Non-operating income and expense includes the impact of such items as foreign currency rate movements, derivatives, fair value adjustments on our Supplemental Employee Retirement Plan (SERP) investments, recycle income, rent income, bank charges and other miscellaneous non-operating income/expense items that are not directly related to our operations."

Inventory, page 43
2.    We note that due to your sales fluctuations, not all facilities were utilized at normal capacity during 2006. With a view towards future disclosure, please tell us how you have considered the guidance in FAS 151.

Kimball's Response: The adoption of FAS 151 Inventory Costs did not have a material impact on our company as we were already expensing as incurred costs associated with underutilization of capacity.

In future filings, beginning with our Form 10-K for the fiscal year ending June 30, 2007, we will add a disclosure similar to the following to our "Inventory" accounting policy in Note 1 Summary of Significant Accounting Policies: "Costs associated with underutilization of capacity are expensed as incurred."

Note 14. Segment and Geographic Area Information, page 62

3.    Given your recent acquisitions and divestitures, please tell us how you currently define your operating segments. In addition, please provide us with a comprehensive discussion of how you have considered the criteria outlined in paragraph 17 of SFAS 131 in determining that these operating segments could be aggregated into your two reporting segments.

Kimball's Response: Kimball currently has identified two operating segments - Furniture & Cabinets and Electronic Contract Assemblies.

To aid in an understanding of how we determined our two operating segments, here is background on how our company is structured. Kimball International has two separate and distinct business operations - 1) the production and sale of furniture products; and 2) providing global contract electronics engineering and manufacturing services. We have aligned each segment with a Group President who has overall responsibility and accountability for the segment's respective operating results. In turn, each of the Group Presidents has his own management team reporting to him - including operations, finance, human resources, information technology, supply chain management - to run the operations of the respective segment. The two Group Presidents report directly to our Corporate President and Chief Executive Officer.

In accordance with Paragraph 12 of FAS 131, we have identified our President and Chief Executive Officer, Jim Thyen, as our Chief Operating Decision Maker (CODM). Mr. Thyen has primary responsibility for allocating resources for Kimball International to the segment level. The Group Presidents are then responsible for allocating the resources of their respective segment to the various sales, marketing and manufacturing locations of that segment. The CODM also is responsible for assessing the performance of each of the two segments and the performance of the respective Group President. The CODM sets performance targets at the segment level that must be achieved by the segment in determining the Group President's incentive compensation. Seventy five percent of the Group President's incentive compensation is based on his segment's performance, with 25% based on Kimball International, Inc. results.

Paragraph 10 of FAS 131 defines an operating segment as a component of an enterprise:

a.     That engages in business activities from which it may earn revenues and incur expenses
b.     Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.     For which discrete financial information is available

In applying the criteria in Paragraph 10 of FAS 131 to our operating segments, the two operating segments we have identified 1) engage in business activities from which they earn revenue and incur expenses, 2) have operating results that are regularly reviewed by our Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment, to assess its performance and to determine incentive compensation of the respective Group Presidents and 3) have discrete financial information available.

Because Kimball International utilizes an integrated computer information system for our worldwide operations, our CODM has access, as does his Group Presidents and their staffs, to an immense amount of information, whether that individual is sitting in his/her office or traveling around the world. And since Kimball has component level reporting, our CODM receives that information in addition to segment level performance information. The reports we generate are multi-purpose and are used by the Group Presidents and the CODM for different purposes. The Group Presidents use the reports to manage their respective segment responsibility and to allocate resources within the segment and therefore refer more to the component level detail. When component level reporting is noted, it is in support of the corresponding segment totals. It is the segment information that our CODM uses when allocating resources and assessing performance as described in Paragraph 12 as the function of the CODM.

Since the criteria in Paragraph 10 could also apply at the component level in our business, the guidance outlined in Paragraph 13 of FAS 131 was also used in our operating segment analysis. Paragraph 13 states that "An enterprise may produce reports in which its business activities are presented in a variety of different ways. If the CODM uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors". Because this guidance applies to how our business is structured, we used this additional guidance in the determination of our two operating segments as summarized below.

Nature of the Business Activities of each Component

Furniture and Cabinets - Our Furniture and Cabinets operating segment provides office and hospitality furniture sold under Kimball's family of brand names and residential furniture and cabinets on a contract basis. We have identified two product lines under this operating segment, Branded Furniture and Contract Private Label Products, of which we have been reporting product line revenue in our 10-K and 10-Q Segment disclosures as required by FAS 131. The products produced and sold by each of our two product lines within this operating segment is furniture.

The major competitive factors for these products are similar and include price in relation to quality and appearance, the utility of the product, supplier lead time, reliability of on-time delivery, and the ability to respond to requests for special and non-standard product.

Manufacturing operations across this segment have interchangeable production capabilities, share similar types of equipment and use similar raw materials, primarily wood. In many circumstances, both the branded office furniture and contract furniture are produced within the same Kimball manufacturing facility. To meet competitive pricing pressures, select furniture and/or component parts from each product line are also manufactured by outside suppliers in Mexico, Eastern Europe or Asia. In addition, as mentioned above, support functions - accounting, finance, credit & collection, information technology, human resources, supply chain management, product testing - are organized to help support the entire Furniture & Cabinets segment. None of these services are provided to the Electronic Contract Assemblies segment.

Electronic Contract Assemblies - Our Electronic Contract Assemblies operating segment provides engineering and manufacturing services which utilize common production and support capabilities to a variety of industries globally, including the transportation, medical and industrial control industries. Our global footprint includes manufacturing operations in the U.S., Mexico, Wales UK, Ireland, Poland and Thailand, with a facility under construction in China at the time of our 2006 10-K. These locations worldwide provide common engineering and manufacturing services and exist to serve our customers' needs with regard to proximity to customers and /or suppliers, engineering collaboration and cost. Our locations regularly transfer customers and/or programs from one location to another, depending upon capacity, location of the customer, and the need to produce a product in a low-cost region to preserve margins, among other things. The two acquisitions we completed late in fiscal year 2006 in Bridgend, Wales and Longford, Ireland were part of this operating segment's strategy to grow sales and diversify our customer base, and both were complementary to our existing products/programs in this segment. The Bridgend, Wales acquisition was a manufacturing operation of Bayer Diagnostics Manufacturing Limited, who was also already a customer of this segment prior to the acquisition. The Longford, Ireland acquisition expanded the company's sales of electronic components to the automotive industry. Both of these acquisitions have been integrated into the Electronic Contract Assemblies segment. Similar to our Furniture & Cabinets segment, the Electronic Contract Assemblies segment has shared services within the segment for accounting, finance, credit & collection, information technology, human resources, supply chain management, which are organized to help support the entire Electronic Contract Assemblies segment. None of these services are provided to the Furniture & Cabinets segment.

Existence of Managers Responsible for Each Component

As mentioned above, each of the two operating segments has a single Group President that is responsible for their respective segment and allocates segment resources to the sales, marketing and manufacturing components of that segment. Each Group President's incentive compensation is heavily weighted on results from their respective operating segment as a whole - 75% of their bonus is based on segment results and 25% is based on consolidated Kimball International results.

Information Presented to the Board of Directors

Each quarter, we prepare a financial packet that is discussed with the Board of Directors detailing performance. This packet includes financial information and trending at the operating segment level. In addition, during our quarterly conference calls with the Audit Committee to discuss our SEC filings and earnings press releases, the information provided is at the segment level.

Based on the above analysis, we believe we have two operating segments and these two operating segments also are our reportable segments. Therefore the aggregation criteria in Paragraph 17 of FAS 131 do not apply.

4.    Please tell us, and revise future filings to disclose, if there is an individual foreign country which accounts for 10 percent or more of your total sales. Reference paragraph 38a of SFAS 131.

Kimball's Response: We are aware of this requirement and gather this information when completing the disclosures for our 10-K reporting. For our fiscal year 2006, we did not have 10% or more of our total sales to any individual foreign country. We will continue to monitor each year and if sales to customers in an individual foreign country exceed 10%, we will disclose appropriately. With the two foreign acquisitions we made late in fiscal year 2006, we could exceed the 10% threshold in our current fiscal year 2007.

* * * *

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss any of our responses, please give me a call at 812-482-8264.

Sincerely,

/s/ Robert F. Schneider

ROBERT F. SCHNEIDER Kimball International, Inc. Executive Vice President, Chief Financial Officer